UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

James River Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

470359100

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]Rule 13d-1(b)
[	]Rule 13d-1(c)
[ X ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 470359100	SCHEDULE 13G/A	Page 2 of 6

1. NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) J. Adam Abram
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a. ☐ b. ☐
3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 898,534(a)
6. SHARED VOTING POWER 127,009(b)
7. SOLE DISPOSITIVE POWER 898,534(a)
8. SHARED DISPOSITIVE POWER 127,009(b)
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,025,543
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable ☐
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%

12.  TYPE OF REPORTING PERSON*
(a) Includes 370,858 shares of common stock held by J. Adam Abram, options to purchase an aggregate of 398,159 shares of common stock exercisable within 60 days of December 31, 2006 held by Mr. Abram, currently exercisable warrants to purchase 87,500 shares of common stock held by Mr. Abram and 42,017 shares of common stock held by Mr. Abram’s mother for which he holds power of attorney.

(b) Includes 127,009 shares of common stock held by Abram Investments, LLC for which Mr. Abram shares voting and dispositive power with his wife.

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 470359100	SCHEDULE 13G/A	Page 3 of 6

Item 1.

(a)	Name of Issuer:

James River Group, Inc.

(b)	Address of Issuer's Principal Executive Offices:

300 Meadowmont Village Circle, Suite 333, Chapel Hill, NC 27517

Item 2.

(a)	Name of Person Filing:

J. Adam Abram

(b)	Address of Principal Business Office or, if None, Residence:

300 Meadowmont Village Circle, Suite 333, Chapel Hill, NC 27517

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP Number:

470359100

CUSIP No. 470359100	SCHEDULE 13G/A	Page 4 of 6

Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8);

(e)	[	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[	]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);

(j)	[	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 470359100	SCHEDULE 13G/A	Page 5 of 6

Item 4.	Ownership.

(a)	Amount beneficially owned:

1,025,543

(b)	Percent of class:

6.6%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote     898,534(a)

                (ii) Shared power to vote or to direct the vote             127,009(b)

(iii) Sole power to dispose or to direct the disposition of           898,534(a)

(iv) Shared power to dispose or to direct the disposition of       127,009(b)

Item 5.	Ownership of Five Percent or Less of a Class.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

CUSIP No. 470359100	SCHEDULE 13G/A	Page 6 of 6

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications.

Not Applicable. Reporting person is filing pursuant to Rule 13d-1(d).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2007

Date

/s/ J. Adam Abram

Signature

J. Adam Abram

Name/Title